One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Jason W. Goode	Direct Dial: 404-881-7986	Email: Jason.goode@alston.com

July 31, 2018

VIA EDGAR

Ms. Erin E. Martin

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3233

Washington, DC 20549

Re:	Nuveen Global Cities REIT, Inc.

Post-Effective Amendment to Form S-11

Filed July 13, 2018

File No. 333-222231

Dear Ms. Martin:

This letter sets forth the response of our client, Nuveen Global Cities REIT, Inc. (the “Company”), to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 25, 2018. The comment is related to Post-Effective Amendment No. 9 to the Company’s registration statement on Form S-11 (the “Registration Statement”). We have included the comment below, followed by the Company’s response.

Comment:    We note that your Dealer Agreements filed as Exhibit 1.1 and 1.2 contain mandatory arbitration provisions. Please clarify whether the mandatory arbitration provision applies to claims under the federal securities laws.

Response:    The Dealer Agreements filed as Exhibits 1.1 and 1.2 contain arbitration provisions that apply to claims under the federal securities laws. However, these arbitration provisions only apply to the parties to each agreement, and not the Company’s stockholders. As a result, the Company does not believe it is appropriate to amend the Registration Statement in response to the Staff’s comment.

Alston & Bird LLP	www.alston.com

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Ms. Erin E. Martin

July 31, 2018

Please contact me if you should need additional information or should have questions.

Sincerely,

/S/ JASON W. GOODE

Jason W. Goode

cc:	Rosemarie Thurston, Alston & Bird LLP

William Miller, Nuveen, LLC

Daniel Carey, Nuveen, LLC